# Autonomous Solutions Inc.

(a Delaware Limited Liability Company)

**Audited Financial Statements**

As of the date of January 31, 2023 (Inception)

Audited by:



TaxDrop LLC

A New Jersey CPA Company

# Financial Statements

# Autonomous Solutions Inc.

### Table of Contents



**Independent Auditor's Report**

February 14, 2023
**To:** Management of Autonomous Solutions Inc.
**Attn:** Shahan Ohanessian, CEO
**Re:** Inception Financial Statement Audit – Autonomous Solutions Inc.

**Report on the Audit of the Financial Statements**

**Opinion**
We have audited the financial statements of Autonomous Solutions Inc. which comprise the balance sheet as of the date of January 31, 2023 (Inception), and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Autonomous Solutions Inc. as of the date of January 31, 2023 (Inception) for the date then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Autonomous Solutions Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Autonomous Solutions Inc.'s ability to continue as a going concern.

**Auditor's Responsibilities for the Audit of the Financial Statements**
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Autonomous Solutions Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Autonomous Solutions Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*TaxDrop LLC*

TaxDrop LLC
Robbinsville, New Jersey
February 14, 2023

**AUTONOMOUS SOLUTIONS, INC.**
**BALANCE SHEET**
**As of January 31, 2023 (Inception)**
**(Audited)**

**ASSETS**

**Current Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| **Total Current Assets** | | - |
| | | |
| **Total Assets** | $ | - |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

**Current Liabilities**

| | | |
|---|---|---|
| Accounts Payable | $ | - |
| **Total Current Liabilities** | | - |
| | | |
| **Total Liabilities** | | - |
| | | |
| **Stockholders' Equity** | | |
| Common Stock | | - |
| Retained Earnings | | - |
| **Total Stockholders' Equity** | | - |
| | | |
| **Total Liabilities and Stockholders' Equity** | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**AUTONOMOUS SOLUTIONS, INC.**
**INCOME STATEMENT**
**As of January 31, 2023 (Inception)**
**(Audited)**

| | | |
|---|---|---:|
| **Revenues** | $ | - |
| | | |
| **Operating Expenses** | | |
| General and administrative | | |
| Professional services | | |
| Depreciation and amortization | | |
| **Total Operating Expenses** | | - |
| | | |
| **Net Income (Loss)** | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**AUTONOMOUS SOLUTIONS, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**As of January 31, 2023 (Inception)**
**(Audited)**

| | Common Stock | | Additional Paid in Capital | Retained Earnings/ (Accumulated Deficit) | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Value ($0.001 par) | | | |
| **Balance as of January 31, 2023 (Inception)** | - | - | - | - | - |

**The accompanying footnotes are an integral part of these financial statements.**

**AUTONOMOUS SOLUTIONS, INC.**
**STATEMENTS OF CASH FLOWS**
**As of January 31, 2023 (Inception)**
**(Audited)**

**Cash Flows from Operating Activities**

| | | |
|---|---|---|
| Net Income (Loss) | $ | - |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Depreciation and amortization | | |
| Changes in operating assets and liabilities: | | |
| Accounts payable | | |
| **Net cash provided by (used in) operating activities** | | - |
| | | |
| **Cash Flows from Investing Activities** | | |
| **Net cash used in investing activities** | | - |
| | | |
| **Cash Flows from Financing Activities** | | |
| Member Contributions | | |
| **Net cash used in financing activities** | | - |
| **Net change in cash and cash equivalents** | | - |
| | | |
| Cash and cash equivalents at beginning of period | | |
| **Cash and cash equivalents at end of period** | $ | - |

**The accompanying footnotes are an integral part of these financial statements.**

**AUTONOMOUS SOLUTIONS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF JANUARY 31, 2023 (INCEPTION)**
**(AUDITED)**

## NOTE 1 – NATURE OF OPERATIONS

Automated Solutions, Inc. (which may be referred to as the "Company", "we," "us," or "our"; doing business as Venhub) was registered in Wyoming on January 31, 2023. The Company is a business-to-business operation that provides an innovative approach to the retail industry, specifically in the convenance store sector.

As of January 31, 2023 (inception), the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities.  If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").  Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  As of January 31, 2023 (inception), the Company had no cash on hand and has not yet created a bank account.

**AUTONOMOUS SOLUTIONS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF JANUARY 31, 2023 (INCEPTION)**
**(AUDITED)**

**Property and Equipment**

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of January 31, 2023 (inception), the Company had no property and equipment.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of January 31, 2023 (inception).

**Fair Value Measurements**

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of January 31, 2023 (inception).

**Revenue Recognition**

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of January 31, 2023 (inception), the Company had not begun recognizing sales.

**Organizational Costs**

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

**Advertising**

The Company expenses advertising costs as they are incurred.

**Recent Accounting Pronouncements**

**AUTONOMOUS SOLUTIONS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF JANUARY 31, 2023 (INCEPTION)**
**(AUDITED)**

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

## NOTE 3 – INCOME TAX PROVISION

The Company intends to be taxed as a corporation for federal income tax purposes and will make an election to be treated as a corporation under Subchapter C of the Code.

## NOTE 4 – OWNERSHIP

The Company is wholly owned by SSO, LLC, a Wyoming limited liability company formed on January 31, 2023 (inception). SSO, LLC was formed by Director Shahan Ohanessian for the purpose of holding an ownership interest in the Company.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of January 31, 2023 (inception).

### COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

## NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 7 – SUBSEQUENT EVENTS

**Amendment to Stock Share Classes**

In February 2023 the Company filed with Wyoming Secretary of State to amend the number, par value, and class of shares the Company will have authority to issue. Once certified by the Wyoming Secretary of State, the Company will be authorized to issue 100,000,000 Common shares, 100,000 Preferred Class a shares and 20,000,000 Preferred Class B shares, each with a specified par value of $0.001.

**Issuance of Common Shares**

On February 1, 2023, the Company issued 20,000,000 Common shares to SSO, LLC.

**AUTONOMOUS SOLUTIONS, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF JANUARY 31, 2023 (INCEPTION)**
**(AUDITED)**

**Related Party Advances**

On February 1, 2023, SSO, LLC loaned the Company $15,000 to help start the Companies bank account. These advances have no interest rate or specified maturity date.

**Crowdfunded Offering**

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 of Preferred Stock B class shares. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

**Management's Evaluation**

Management has evaluated subsequent events through February 14, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.